Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

The SoftBank-Sprint Transaction Will Bring Significant Benefits to the United States

SoftBank’s $20 billion investment in Sprint will:

•	stimulate the U.S. economy

•	create job opportunities for U.S. workers

•	benefit U.S. consumers through enhanced competition and innovation

•	transform the U.S. wireless market by creating a more vibrant national competitor to the two currently dominant providers

SoftBank’s $20+ billion investment will have an enormous positive effect on the U.S. economy

•	SoftBank’s substantial investment is expected to stimulate the U.S. economy as the benefits of an expanding Sprint ripple through the U.S. industrial and consumer sectors

•	SoftBank’s investment is the largest foreign investment in the U.S. since the recession of 2008

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SoftBank has been a valued investor in U.S. companies for nearly 20 years, including investments in Yahoo!, E*Trade, GSI Commerce, Huffington Post, Buddy Media, Ziff Davis, Gilt Groupe, Zynga and others, in addition to several U.S.-based venture funds which invested primarily in U.S. companies

•	SoftBank has also helped leading media and technology companies like Yahoo!, Cisco and Microsoft with access to and growth opportunities in Japan

•	SoftBank is bringing its proven record of technological innovation and entrepreneurial growth to the U.S.

SoftBank-Sprint will benefit U.S. consumers

•	SoftBank’s capital investment will lead to more reliable, faster wireless service for Sprint customers

•	SoftBank’s record of innovation in wireless pricing, devices and service plans will give customers new and better options for their wireless service

•	A revitalized Sprint will spur competition, benefitting customers of all U.S. providers

SoftBank-Sprint will create significant opportunities for U.S. workers

•	SoftBank’s investment and increased presence in the U.S. is expected to create job opportunities

•	Unlike many mergers, the SoftBank-Sprint transaction is not dependent on job loss to create anticipated synergies

SoftBank-Sprint illustrates key strategic and trade alliance between U.S. and Japan

•	The U.S. and Japan have a key strategic alliance that includes important economic and trade relations as well as national defense that has been in place for more than 50 years

•	Japan is the 4th largest trading partner with the U.S. which conducted more than $216 billion in trade with Japan last year

•	With this transaction, SoftBank will join other respected Japanese companies like Toyota and Sony who have a strong presence in the U.S. and have contributed significantly to local economies

SoftBank has made commitments that will strengthen U.S. national security

•	SoftBank has committed to using only network equipment that is acceptable to the U.S. government

•	Foreign investment in the U.S. telecom sector is not new: Verizon/Vodafone (U.K.) and T-Mobile USA/Deutsche Telekom (Germany) have already become critical parts of the U.S. telecom sector

SoftBank’s investment will create a healthier, dynamic and more competitive U.S. wireless market

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SoftBank is providing substantial capital that is critical for Sprint to increase the capabilities of its network and become a more vibrant competitor against the dominant and well-funded U.S. wireless players

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SoftBank plans to immediately put its investment and resources to use in deploying a technically advanced Sprint network that supports innovative smartphone technology and service packages which are tailored to the expanding needs of U.S. consumers

•	A combined SoftBank and Sprint would serve a total of approximately 87 million subscribers – roughly on par with AT&T

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The increased size will enable SoftBank and Sprint to achieve economies of scale and work more closely with suppliers of equipment and handsets, and allow more rapid deployment of cutting-edge technology tailored to customer needs at lower cost

•	Sprint also will be able to leverage SoftBank’s extensive strategic relationships across the global wireless and technology ecosystems as it develops and enhances innovative customer solutions

SoftBank is bringing a strong track record of innovation and success to the U.S.

•	SoftBank is an innovative success story and one of Japan’s leading companies

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After starting out as a software distributor, SoftBank invested in the Internet and broadband markets, and then branched out into wireless communications by acquiring Vodafone’s Japanese operations in 2006

•	SoftBank began with only 16% subscriber share and successfully competed against two incumbent rivals who had more than 80% combined share to create a leading brand in the Japanese wireless market

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SoftBank has transformed the wireless market in Japan through an intensely customer-focused strategy, significant investments in network infrastructure upgrades, innovative devices and offerings focused on mobile Internet, and improved customer service

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.